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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

POINTE FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

73084P100

(Cusip Number)

Jonathan L. Shepard, Esquire
Siegel, Lipman, Dunay & Shepard, LLP
5355 Town Center Road, Suite 801
Boca Raton, Florida 33486
(561) 368-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7384P100

1.	Name of Reporting Person: Barbara Wortley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 104,125

		8.	Shared Voting Power: None.

		9.	Sole Dispositive Power: 104,125

		10.	Shared Dispositive Power: None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.6%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 7384P100

     This amended statement on Schedule 13D/A (“Amendment”) amends the statement on Schedule 13D originally filed by Barbara Wortley (the “Reporting Person”) with the Securities and Exchange Commission on October 4, 2001 (the “Original Statement”), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Person on February 4, 2004 (“Amendment No. 1”). The purpose of this Amendment is to report that the Reporting Person has sold shares of the Issuer’s Common Stock and accordingly now owns 4.6% of the issued and outstanding shares of Common Stock of the Issuer. The Original Statement, Amendment No. 1 and this Amendment are collectively referred to as the “Statement.” Items 2, 3, 4 and 5 are hereby amended as set forth below.

Item 2. Identity and Background.

     Item 2 of the Statement is hereby amended and supplemented as follows:

     (a) This statement is filed by the Reporting Person with respect to 104,125 shares of Common Stock beneficially owned by her.

     (b) The business address of the Reporting Person is 456 Alexander Palm Road, Boca Raton, Florida 33432.

     (c) The Reporting Person’s occupation is administrative assistant to the president and chief executive officer of Liberty Research, Waverly, New York.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

     The Reporting Person sold 10,000 shares of Common Stock of the Issuer on May 3, 2004, and 9,200 shares of Common Stock of the Issuer on May 10, 2004. Accordingly, as of the date of this Amendment the Reporting Person is the beneficial owner of 104,125 shares of the Issuer’s Common Stock, or 4.6% of the issued and outstanding shares of Common Stock of the Issuer determined on the basis of the Issuer’s Report on Form 10-Q filed May 7, 2004, which stated that the Issuer had 2,262,123 shares of Common Stock issued and outstanding on May 5, 2004.

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CUSIP No. 7384P100

Item 4. Purpose of Transaction.

     Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

     This Amendment is filed to report that by reason of the sale of the Issuer’s Common Stock by the Reporting Person of 10,000 shares on May 3, 2004, and 9,200 shares on May 10, 2004, the Reporting Person beneficially owns less than five percent (5%) of the outstanding shares of the Issuer’s Common Stock.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

     The Reporting Person has extended the term of the option held by her pursuant to the Option Agreement, so that her option to purchase 164,810 shares from Morris Massry expires on September 10, 2004.

     Amendment No. 1 reported that the Reporting Person’s husband, Joseph Wortley, was, at the time of filing of Amendment No. 1, the plan administrator of Liberty Lighting Pension Fund, the owner of shares of Common Stock of the Issuer. Mr. Wortley has resigned as plan administrator.

Item 7. Material to Be Filed as Exhibits.

     None.

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CUSIP No. 7384P100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2004	/s/ Barbara Wortley
Barbara Wortley

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